UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2023

HOUSE HACK, INC.

(Exact name of issuer as specified in its charter)

Wyoming	88-3438856
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8164 Platinum Street

Ventura, CA 93004

(Full mailing address of principal executive office)

805-888-0846

(Issuer’s telephone number, including area code)

In this Special Financial Report, the term “House Hack,” “we,” or “the company” refers to House Hack, Inc.

ITEM 3.  FINANCIAL STATEMENTS

The accompanying semiannual financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2023 are not necessarily indicative of the results that can be expected for the year ending December 31, 2023.

HOUSE HACK, INC.

A Wyoming Corporation

Financial Statements

As of June 30, 2023 and for the six months ended June 30, 2023 and 2022

(UNAUDITED)

F-1

HOUSE HACK, INC.

TABLE OF CONTENTS

Page

FINANCIAL STATEMENTS AS OF JUNE 30, 2023 AND FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

F-2

HOUSE HACK, INC.

BALANCE SHEETS

(UNAUDITED)

	June 30,	December 31,
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$3,815,369	$3,089,331
Short-term investments	15,208,797	9,658,367
Due from related party	19,988	-
Other current assets	5,224	-
Total current assets	19,049,378	12,747,698
Investments	6,158,412	9,580,269
Deferred offering costs	-	24,000
Total assets	$25,207,790	$22,351,967

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$3,122	$54,633
Other current liabilities	-	159,990
Total liabilities	3,122	214,623

Commitments and contingencies

Stockholders' equity:
Voting common stock, $0.0001 par value, 1,000,000 shares authorized, issued and outstanding as of both June 30, 2023 and December 31, 2022	100	100
Non-voting common stock, $0.0001 par value, 200,000,000 shares authorized, 25,096,785 and 22,326,645 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively	2,510	2,233
Additional paid-in capital	26,036,715	23,031,862
Subscription receivable, related party	(752,249)	(752,249)
Accumulated deficit	(82,408)	(144,602)
Total stockholders' equity	25,204,668	22,137,344
Total liabilities and stockholders' equity	$25,207,790	$22,351,967

See accompanying notes to financial statements.

F-3

HOUSE HACK, INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

		For the Period from
		June 22, 2022
	Six Months ended	(inception) to
	June 30,	June 30,
	2023	2022
Operating expenses:
General and administrative	$444,871	$106,669
Total operating expenses	444,871	106,669

Loss from operations	(444,871)	(106,669)

Other income (expense):
Other income	507,065	-
Total other income (expense)	507,065	-

Net income (loss)	$62,194	$(106,669)

Weighted average common shares outstanding -
basic and diluted	24,711,715	-
Net income per common share - basic and diluted	$0.00	$-

See accompanying notes to financial statements.

F-4

HOUSE HACK, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY

(UNAUDITED)

					Additional	Subscription		Total
	Voting Common Stock		Non-Voting Common Stock		Paid-in	Receivable,	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Related Party	Deficit	Equity

Balances at June 22, 2022 (inception)	-	$-	-	$-	$-	$-	$-	$-
Net loss	-	-	-	-	-	-	(106,669)	(106,669)
Balances at June 30, 2022	-	$-	-	$-	$-	$-	$(106,669)	$(106,669)

Balances at December 31, 2022	1,000,000	$100	22,326,645	$2,233	$23,031,862	$(752,249)	$(144,602)	$22,137,344
Shares issued for cash	-	-	2,770,140	277	3,038,853	-	-	3,039,130
Offering costs	-	-	-	-	(34,000)	-	-	(34,000)
Net income	-	-	-	-	-	-	62,194	62,194
Balances at June 30, 2023	1,000,000	$100	25,096,785	$2,510	$26,036,715	$(752,249)	$(82,408)	$25,204,668

See accompanying notes to financial statements.

F-5

HOUSE HACK, INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

		For the Period from
	Six Months	June 22, 2022
	Ended	(inception) to
	June 30,	June 30,
	2023	2022
Cash flows from operating activities:
Net profit	$62,194	$(106,669)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of investment discount	(167,000)	-
Changes in operating assets and liabilities:
Other current assests	(5,224)	-
Accounts payable	(51,511)	-
Other current liabilities	(159,990)	-
Due from / to related party	(19,988)	106,669
Net cash provided by operating activities	(341,519)	-
Cash flows from investing activities:
Purchase of investments		-
Proceeds from investments, net	(1,961,573)	-
Net cash used in investing activities	(1,961,573)	-
Cash flows from financing activities:
Proceeds from shares issued for cash	3,039,130	-
Offering costs	(10,000)	-
Net cash provided by financing activities	3,029,130	-
Net change in cash and cash equivalents	726,038	-
Cash and cash equivalents at beginning of period	3,089,331	-
Cash and cash equivalents at end of period	$3,815,369	$-

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-

See accompanying notes to financial statements.

F-6

HOUSE HACK, INC.

NOTES TO THE FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1: NATURE OF OPERATIONS

House Hack, Inc. (the “Company”) is a corporation organized on June 22, 2022 under the laws of Wyoming. The company has been formed to invest, directly or through potential subsidiaries, in real estate assets throughout the United States. The company intends to focus on “wedge” properties for acquisition, although the Company may invest in multi-family, commercial, or other properties, including hotels. The Company's headquarters are in Ventura, California.

As of June 30, 2023, the Company has not yet commenced planned principal operations nor generated revenue. The Company’s activities since inception have consisted of formation activities, preparations to raise capital and capital raising activities. Once the Company commences its planned principal operations, it will incur significant additional expenses and require deployment of significant capital. The Company is dependent upon existing capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including but not limited to failing to secure additional funding to operationalize the Company’s planned operations or failing to profitably operate the business.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company has not yet commenced planned principal operations, plan to incur significant costs in pursuit of its capital financing plans, and has not generated revenues or profits since inception. As of June 30, 2023, the Company has an accumulated deficit of $82,408; however, management plans are believed to alleviate substantial doubt.

Management Plans

The Company’s ability to continue as a going concern for the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to utilize the proceeds from investments received to date, obtain additional capital financing sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. The Company may also choose to hold assets and wait for strategic opportunities.

As of the date of issuance of these financial statements, Management expects that its cash and cash equivalents, and short-term investments will be sufficient to fund its operating expenses, and capital expenditure requirements for at least one year from the date these financial statements are issued. The Company is also due funds from the Company’s founder totaling $752,249, which are expected to be used to fund operational expenses. No assurance can be given that the Company will be successful in these efforts.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Unaudited Interim Financial Information

The unaudited interim financial statements and related notes have been prepared in accordance with U.S. GAAP for interim financial information, within the rules and regulations of the United States Securities and Exchange Commission (the “SEC”). Certain information and disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. The unaudited interim financial statements have been prepared on a basis consistent with the audited financial statements and in the opinion of management, reflect all adjustments, consisting of only normal recurring adjustments, necessary for the fair presentation of the results for the interim periods presented and of the financial condition as of the date of the interim balance sheet. The financial data and the other information disclosed in these notes to the interim financial statements related to the six-month periods are unaudited. Unaudited interim results are not necessarily indicative of the results for the full fiscal year.

HOUSE HACK, INC.

NOTES TO THE FINANCIAL STATEMENTS

(UNAUDITED)

The accompanying unaudited interim financial statements should be read in conjunction with the Company’s audited financial statements and the notes thereto for the year ended December 31, 2022.

Use of Estimates

The preparation of financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of the Company’s accounts payable and other current liabilities reported in the balance sheet approximate their fair value.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities which were purchased with maturities of three months or less to be cash equivalents.

The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits of $250,000. As of June 30, 2023, the Company’s cash and cash equivalents were held at one accredited financial institution.

Investments

The Company has investments in U.S. treasury bills. The investments are classified as held-to-maturity and are accounted for at amortized cost. As such, the investments are recognized as a Level 1 investment.

During the period ended June 30, 2023, the Company purchased $1,961,573, net of proceeds from the sales, of such investments. During the period ended June 30, 2023, the Company recognized $167,000 in interest income related to the amortized discount of treasury bills held-to-maturity. As of June 30, 2023, the Company held $15,208,797 in short-term investments, consisting of U.S. treasury bills with varying maturities through April 2024. As of June 30, 2023, the Company held $6,158,412 in long-term investments, consisting of U.S. treasury bills with varying maturities through October 2025.

Offering Costs

The Company complies with the requirements of ASC 340, Other Assets and Deferred Costs, with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs pertaining to future equity obligations are charged to interest expense upon completion of an offering. As of June 30, 2023 and December 31, 2022, the Company had capitalized $0 and $24,000, respectively, of deferred offering costs.

HOUSE HACK, INC.

NOTES TO THE FINANCIAL STATEMENTS

(UNAUDITED)

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Real Estate Held for Investment

Real estate assets will be stated at the lower of depreciated cost or fair value, if deemed impaired. Major replacements and betterments are capitalized and depreciated over their estimated useful lives. Depreciation is computed on a straight-line basis over the useful lives of the properties. We will continually evaluate the recoverability of the carrying value of our real estate assets using the methodology prescribed in Accounting Standards Codification (“ASC”) Topic 360, “Property, Plant and Equipment,” Factors considered by management in evaluating impairment of its existing real estate assets held for investment include significant declines in property operating profits, annually recurring property operating losses and other significant adverse changes in general market conditions that are considered permanent in nature. Under ASC Topic 360, a real estate asset held for investment is not considered impaired if the undiscounted, estimated future cash flows of an asset (both the annual estimated cash flow from future operations and the estimated cash flow from the theoretical sale of the asset) over its estimated holding period are in excess of the asset’s net book value at the balance sheet date. If any real estate asset held for investment is considered impaired, a loss is provided to reduce the carrying value of the asset to its estimated fair value.

Real Estate Held for Sale

We may periodically classify real estate assets as held for sale. An asset is classified as held for sale after the approval of management and after an active program to sell the asset has commenced. Upon the classification of a real estate asset as held for sale, the carrying value of the asset is reduced to the lower of its net book value or its estimated fair value, less costs to sell the asset. Subsequent to the classification of assets as held for sale, no further depreciation expense is recorded.

Real estate assets held for sale will be stated separately on the balance sheet. Upon a decision to no longer market as an asset for sale, the asset is classified as an operating asset and depreciation expense is reinstated. A gain or loss on the sale of a property will be recorded in the statement of operations.

Cost Capitalization

A variety of costs are incurred in the acquisition and development of properties such as costs of acquiring a property development costs, construction costs, interest costs, real estate taxes, salaries and related costs and other costs incurred during the period of development. After determination is made to capitalize a cost, it is allocated to the specific component of a project that is benefited. Determination of when a development project is substantially complete, and capitalization must cease involves a degree of judgment. Our capitalization policy on development properties is guided by ASC Topic 835-20 “Interest – Capitalization of Interest” and ASC Topic 970 “Real Estate – General.” We cease capitalization on costs upon completion.

Revenue Recognition

The Company will recognize revenue under the guidance of Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. Under ASC 606, the Company 1) identifies the contract with the customer 2) identifies the performance obligations in the contract 3) determines the transaction price, 4) determines if an allocation of that transaction price is required to the performance obligations in the contract, and 5) recognizes revenue when or as the companies satisfies a performance obligation. To date, the Company has not recognized any revenue from intended operations.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

HOUSE HACK, INC.

NOTES TO THE FINANCIAL STATEMENTS

(UNAUDITED)

The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company’s policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statement. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards.  Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company expects to file U.S. federal and state income tax returns in which nexus is achieved.

Income (Loss) per Common Share

The Company computes net loss per share of common stock voting and non-voting combined, as each class of stock has identical rights and privileges, except for voting rights (Note 5). Basic net loss per share is computed using the weighted-average number of shares outstanding during the period. Diluted net loss per share is computed using the weighted-average number of shares and the effect of potentially dilutive securities outstanding during the period. For periods in which the Company incurs a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted calculations. There were no dilutive securities as of June 30, 2023.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statement. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 4: COMMITMENTS AND CONTIGENCIES

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

NOTE 5: STOCKHOLDERS’ EQUITY

Upon incorporation on June 22, 2022, the Company authorized 100 shares of preferred stock, $0.0001 par value. On August 24, 2022, the Company amended its articles of incorporation to authorize 1,000,000 voting and 200,000,000 non-voting common stock, par value $0.0001 per share.

Non-voting common stock is not entitled to any votes on any matter that is submitted to a vote of stockholders, except as required by Wyoming Law. Holders of non-voting common stock have no preemptive, subscription or other rights, and there are no redemption or sinking fund provisions applicable to non-voting common stock.

Voting common stock will be entitled to one vote for each share thereof held at the record date for the determination of the stockholders entitled to vote on such matters or, if no such record date is established, the date such vote is taken, or any written consent of stockholders is solicited.

HOUSE HACK, INC.

NOTES TO THE FINANCIAL STATEMENTS

(UNAUDITED)

Common Stock Transactions

In August 2022, the Company was to issue 100,000 shares of voting common stock to its founder for $100,000 of consideration. This was subsequently increased to 1,000,000 shares of voting common stock for which the Company entered into a promissory note agreement with its founder for $1,000,000 (see Note 6).

In October 2022, the Company issued 269,000 shares to an entity owned by its founder for the purchase of certain software and intellectual property. Such assets were brough over at carry over basis of $0, from the common control entity.

In September 2022, the Company commenced a Regulation D private placement memorandum (“PPM”) in which the Company is offering investments in non-voting common stock at $1.00 per share. The offering was initially subject to a minimum of $25,000,000 but was later decreased to $19,500,000. Individual investments are subject to a minimum of $25,000 per investors, with increments of $5,000 thereafter. The offering shall continue until March 31, 2023.

Investors in this offering, also will receive a future warrant to purchase non-voting shares in the next financing round, if any, at the price of this offering, based on the timing of the investment using a sliding scale. The sliding scale starts at 55% warrant coverage for investments made by September 30, 2022 and decreases to 0% through March 31, 2023. Investors who purchase courses from our founders’ related entities qualify for an additional 10% coverage. The warrants expire 60 days after the Company issues a call for warrant redemption. These warrants are contingent upon a next financing round and therefore there are no warrants deemed issued and outstanding. In addition, any such warrants that become issued, are not exercisable until the lesser of 25% or $25,000,000 of proceeds from the offering are deployed for properties and renovations, less expenses.

Through December 31, 2022, the Company issued 22,057,645 shares of non-voting common stock for gross proceeds of $22,057,645 through the PPM. The Company incurred $23,450 in offering costs associated with this raise.

As of December 31, 2022, the Company received $159,990 in proceeds, which were returned to investors who did not satisfy obligations to qualify for the PPM. This amount is included as other current liabilities in the balance sheet.

As of December 31, 2022, the Company issued 13,941,463 warrants to purchase non-voting common stock as per the PPM above. The warrants have an exercise price of $1.00 per share and are exercisable into shares of non-voting common stock in the next financing round.

For the period ended June 30, 2023, the Company issued 2,770,140 shares of non-voting common stock for gross proceeds of $3,039,130 through the PPM. In connection with these investments, the Company issued 896,205 warrants with the same terms as those described above.

NOTE 6: RELATED PARTY TRANSACTIONS

In August 2022, the Company was to issue 100,000 shares of voting common stock to its founder for $100,000 of consideration. This was subsequently increased to 1,000,000 shares of voting common stock for which the Company entered into a promissory note agreement with its founder for $1,000,000. The original note did not bear interest and matured on September 30, 2023. The note is secured by 1,000,000 shares of voting common stock. In January 2023, the note was modified to provide for recourse on the note, secured by both the stock and the founders personal assets. The note also was adjusted to bear interest at 4.55% per annum. The maturity date was not modified. Although the note contains recourse actions, because the founder has 100% voting control of the entity, any recourse can be eliminated unilaterally.

Through December 31, 2022, the founder has paid $75,000 towards the note. Additionally, the founder has advanced $172,751 in organization costs on behalf of the Company, which offset the note. As of June 30, 2023 and December 31, 2022, the balance of the note receivable was $752,249, which is included as a contra equity balance on the balance sheet.

In September 2022, the Company’s founder advanced $3,500,000 to the Company, which was repaid shortly thereafter.

HOUSE HACK, INC.

NOTES TO THE FINANCIAL STATEMENTS

(UNAUDITED)

In October 2022, the Company issued 269,000 shares to an entity owned by its founder for the purchase of certain software and intellectual property.

During the six months ended June 30, 2023, the Company advanced $19,988 to the founder.

NOTE 7: SUBSEQUENT EVENTS

From July 2023 through the issuance date of these financial statements, the Company has issued shares of non-voting common stock for gross proceeds of approximately $12,313,000.

Out of the proceeds from above non-voting common stock, the Company bought single family homes in the western United States of approximately $5,884,900 through the issuance date of these financial statements.

Management’s Evaluation

Management has evaluated subsequent events through December 14, 2023, the date the financial statement was available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in this financial statement.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOUSE HACK, INC.

By	/s/ Kevin Paffrath
	Title:	Chief Executive Officer

	Date:	December 14, 2023

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By	/s/ Kevin Paffrath
	Title:	Chief Executive Officer, Principal Accounting Officer, Principal Financial Officer

	Date:	December 14, 2023